

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Thomas W. Toomey
Chief Executive Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129

      Re: UDR, Inc.
          Registration Statement on Form S-3
          Filed April 27, 2022
          File No. 333-264507

Dear Mr. Toomey:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Andrew P. Campbell, Esq.